EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statements No. 33-86312 on Form S-3 and No. 333-53750 and No. 333-162875 on Form S-8 of our report dated April 2, 2009 relating to the 2008 and 2007 consolidated financial statements and financial statement schedule of Hampshire Group, Limited (which report on the consolidated financial statements expresses an unqualified opinion and includes (a) an explanatory paragraph relating to the adoption of a new accounting standard; (b) an explanatory paragraph expressing substantial doubt about the Company’s ability to continue as a going concern; and (c) an explanatory paragraph regarding the definitive agreement dated February 24, 2009 for Hampshire Group, Limited to be acquired by NAF Acquisition Corp.) appearing in this Annual Report on Form 10-K of Hampshire Group, Limited.

/s/ Deloitte & Touche LLP
Charlotte, North Carolina
March 22, 2010